## Contact

www.linkedin.com/in/sriartham
(LinkedIn)

## Top Skills

Economic Development

Global Strategy

Entrepreneur

# Sri Artham

Founder at Hooray Foods

San Francisco, California, United States

## Summary

A builder of big, fast-growing, meaningful businesses from setting strategy, to recruiting high-performing teams, to execution and results.  I've worked in food and beverage, agriculture, and tech.

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## Experience

**Hooray Foods**
Founder
March 2019 - Present (3 years 11 months)
San Francisco Bay Area

Hooray makes delicious plant-based meats that are designed to look, cook, and taste just like the real thing.  Plants that remind us of our favorite meats while being made of ingredients we can feel good about?  Now that's something to celebrate and say Hooray!

**Ganaz, Inc. (Techstars Seattle '18)**
Co-Founder
April 2017 - September 2018 (1 year 6 months)
San Francisco Bay Area

Co-founder of Ganaz, having lead product development and fundraising from the inception of the company through the first year of its existence.

**Fair Trade USA**
8 years 2 months

Vice President of Consumer Packaged Goods (cocoa, sugar, coconut, tea)
May 2015 - April 2017 (2 years)
Oakland, CA

Lead Fair Trade's Consumer Packaged Goods team from declining growth in 2012 to a continued era of 30-40% annual growth, representing Fair Trade's fastest growing category and largest by products certified (approx $1.5B in retail sales in 2016).   Set the strategy and developed the team to move Fair Trade from primary natural foods stores to primarily in mainstream grocers like Safeway, Kroger, Sam's Club and Costco.

Grew the team from 3 people to 14 over four years, including six business development stars who worked with everyone from the largest consumer packaged goods companies (PepsiCo, Coca Cola, Kellogg's, General Mills, and Hershey's) to small and innovative brands primarily found at Whole Foods. The rest of the team consisted of supply-chain managers and field staff working with everyone from cocoa farmers in West Africa, coconut farmers in the Philippines, sugar farmers in Latin America, and tea farmers in India and China.

Director, Consumer Packaged Goods (cocoa, tea, sugar, etc.)
January 2010 - April 2015 (5 years 4 months)

Contractor
March 2009 - December 2009 (10 months)

Strategic advisor to TransFair USA on several issues.

Kopesha
Co-founder
January 2009 - June 2009 (6 months)

Kopesha connects developing country entrepreneurs with investors seeking social change through microloans. More details to come...

Deloitte
9 years

Manager
August 2000 - January 2009 (8 years 6 months)

GLOBAL BUSINESS STRATEGY
• Identified opportunities for a global healthcare products company to address the 'health and wellness' market with a focus on emerging markets
• Identified and assessed investment opportunities in the global biofuel industry
• Managed an India-based team to develop a market expansion strategy for a leading professional services company in the Middle East

ECONOMIC DEVELOPMENT
• Prepared expert witness testimony to assess the impact of new tariffs on CDs and other blank media on the Canadian economy
• Developed new pricing for a national telco undergoing privatization and deregulation

LEADERSHIP OF COMPLEX INITIATIVES

• Managed a team to develop new services for a large high tech company

• Worked with the executive team of a semiconductor equipment company being spun-off to ensure its cost structure would meet stock market expectations

Senior Consultant
2000 - 2005 (5 years)

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## Education

INSEAD
MBA · (2003 - 2004)

University of Waterloo
BASc, Systems Design Engineering · (September 1995 - April 2000)